EXHIBIT I


                   Item 5 from Partnership's Quarterly Report
                      on Form 10-Q for the period ended
                              September 30, 1995
                   --------------------------------------------



ITEM 5.              OTHER INFORMATION

     The Partnership Agreement provides that the General Partner shall use its best efforts to cause the Partnership to sell all of the Partnership's cable systems between December 31, 1991 and December 31, 1996, the "termination date" of the Partnership. The Partnership has stated in prior public reports and filings that, from time to time, it may enter into discussions regarding the sale of its cable systems to affiliates or other parties.

     In addition, the Partnership Agreement provides the General Partner or its affiliates the right to purchase for cash substantially all of the Partnership's cable systems at any time after December 31, 1991 without soliciting unaffiliated purchasers. Pursuant to the Partnership Agreement, in the event the General Partner or its affiliates exercise such right, the purchase price will be determined solely by reference to an "appraised value" determined pursuant to an appraisal process set forth in the Partnership Agreement (the "Appraisal Process"). The Partnership Agreement provides that the "appraised value" shall be determined by the average of three appraisal evaluations of the Partnership's cable systems and provides that one appraiser is to be selected by the General Partner; one appraiser is to be selected by a majority vote of the independent members of the Partnership's advisory committee; and one appraiser is to be selected by the two appraisers already so chosen. If any such appraisal is expressed as a range, then in calculating the average, the minimum amount of such appraisal shall be used. In the event of a sale of a cable system, including a sale to the General Partner or its affiliates, the General Partner will be entitled to a fee equal to 2 1/2% of gross proceeds from the sale less any amounts paid as brokerage or similar fees to third parties.

     The Partnership has previously disclosed that the General Partner or its affiliates may from time to time explore the possibility of exercising such purchase right. The General Partner, in its exploration of the possibility of exercising such purchase right, has now initiated the Appraisal Process by inviting the independent members of the Partnership's advisory committee to designate a nationally-recognized independent appraiser.

     In conjunction with the initiation of the Appraisal Process, certain affiliates (the "Affiliates") of the Partnership and its General Partner, including Marc B. Nathanson (the Chairman of the Board, Chief Executive Officer, President and a director of Falcon Holding Group, Inc., the General Partner's sole general partner) have made a preliminary proposal (the "Proposal") to the independent members of the Partnership's advisory committee with respect to an exchange transaction (the "Exchange"). Under the Proposal, the Exchange would take place immediately prior to the exercise by the General Partner or its affiliates of their right to purchase for cash substantially all of the Partnership's cable systems remaining after giving effect to the Exchange. In the Exchange, substantially all of the Falcon Units owned by the Affiliates would be exchanged for a portion (by value) of the Partnership's cable systems equal

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to the proportion of the total outstanding Units exchanged by the Affiliates
(the Affiliates would also relieve Falcon of an equal proportion of its total debt).

     Any decision of Falcon to pursue the Proposal, the Exchange, or the sale of the cable systems of the Partnership in accordance with the rights of the General Partner under the terms of the Partnership Agreement (as described above) or otherwise, ultimately will be dependent upon numerous factors including, without limitation, (i) the receipt by the General Partner of an opinion of a qualified appraiser or other financial advisor selected by the independent members of the Partnership's advisory committee as to, among other things, the fairness of the Proposal as compared to a sale of all of the Partnership's cable systems (without giving effect to the Exchange) to the General Partner or its affiliates in accordance with their rights under the Partnership Agreement (as described above) [, or the conclusion on another basis that such fairness was otherwise established]; (ii) the availability of necessary equity and debt financing on favorable terms; (iii) the relative attractiveness of available alternative business and investment opportunities;
(iv) the regulatory environment for cable properties; (v) future developments relating to the Partnership and the cable industry, general economic conditions and other future developments. [If the Proposal is pursued and the Exchange is consummated, the Affiliates expect that they would defer their potential tax liability as compared to a liquidation of the Partnership without effecting the Exchange.]

     Although the foregoing reflects activities which the General Partner is currently exploring with the Partnership and the Affiliates with respect to the Partnership, the foregoing is subject to change at any time. Accordingly, there can be no assurance that the Proposal, the Exchange, or the sale of the cable systems of the Partnership in accordance with the rights of the General Partner and its affiliates under the terms of the Partnership Agreement (as described above) or otherwise will be pursued or, if pursued, when and if any of them will be successfully consummated. For additional information on the terms of the Partnership Agreement, see "Item 1 -- Business -- Introduction" and Item 13 -- "Certain Relationships and Related Transactions -- Conflicts of Interest" in the Partnership's Annual Report on Form 10-K for the year ended December 31, 1994.

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